SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(“Publicly-held Company”)

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 31, 2017

I. Date, Time and Place: January 31, 2017, at 02:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo, SP (“Company”). II. Calling and Attendance: Waived, due to the attendance of all the members of the Board of Directors. III. Presiding Board: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Richard Freeman Lark Jr., to act as secretary of the meeting. IV. Agenda: To pass resolutions on the following matters: (i) the reelection of the current members of its Executive Officers; (ii) the election of a new member to the Financial Policy Committee and to the Risk Policies Committee of the Company; (iii) the approval of the Company’s Long-Term Business Plan; (iv) the inclusion of the Loan Agreement to be entered into by its subsidiary company, Gol Linhas Aéreas S.A. (“GLA”), with Delta Air Lines Inc. (“Delta”), in the amount of fifty million North-American Dollars (R$ 50,000,000.00), with maturity date on December 31, 2020 (“Loan Agreement”), as subject matter of reimbursement by the Company, GLA and Gol LuxCo S.A. (“Gol LuxCo” and, jointly with the Company and GLA, the “Obligors”, under the terms of the Reimbursement Agreement entered into on August 19, 2015 among the Obligors, Delta and Banco Citibank S.A., in the capacity of security agent (“Citibank”), as amended from time to time (“Reimbursement Agreement); (v) entry into an amendment to the Stock, Assets and Credit Rights Pledge Agreement entered into on August 21, 2015 among the Company, Delta and Citibank, as amended from time to time (“Pledge Agreement”), for inclusion of the Loan Agreement as an obligation guaranteed by the Pledge Agreement (“Amendment to the Pledge Agreement”); (vi) the approval of the issuance of a promissory note by the Company in the amount of sixty million North-American Dollars (US$ 60,000,000.00), bound to the Reimbursement Agreement (“Promissory Note”); (vii) the ratification of all the acts performed by the execute officers and/or attorneys-in-fact of the Company with a view to implement the resolutions mentioned in items (iv) to (vi) above; (viii) the approval for the execution of an agreement to be entered into between its subsidiary company, GLA and Delta, for the performance of repairs of the engines operated by GLA. The Executive Officers of the Company are since now authorized to perform all the necessary acts, as well as to sign all the documents that may be essential for the compliance with this resolution; (ix) the granting of a personal guarantee by the Company to GAC Inc. (“GAC”), its subsidiary company, in order to guarantee the compliance with its obligations, in the capacity of seller and assignor of certain rights provided for in Purchase Agreement n. 3780, entered into between GAC and Boeing on October 01, 2012, in the Participation Agreement, Assignment and Assumption Agreement, Option Agreement and Predelivery Purchase Agreement Assignment and Delivery Purchase Agreement Assignment referring to Boeing 737-8 aircraft with serial numbers 43986, 43987, 43989, 43988 and 43990, to be entered into with AWAS AVIATION TRADING DAC and WAVE FIVE LIMITED, under the terms of item l of article 21 of its Bylaws. V. Resolutions: Firstly, it is recorded in these minutes that director William Charles Carroll made the other directors aware of his impediment in relation to the matter provided for in items “iv” to “viii”, under the terms of article 156 of the Corporations Act, explaining that his interest arises out of his position as executive officer of Delta, and that, due to this reason, he was not present nor took part in the discussions and resolutions relating to such matters. Immediately following, after all the necessary explanations were provided, the following matters were approved, by unanimous vote of the attendees: (i) under the terms of art. 17 and following ones of the Company’s Bylaws, reelection of its current directors: Mr. Paulo Sergio Kakinoff, Brazilian, married, businessman, bearer of Identity Card RG nº 25.465.939-1, issued by SSP/SP, enrolled with the CPF/MF under nº 194.344.518-41, to the office of Chief Executive Officer, Mr. Richard Freeman Lark Jr., Brazilian, single, businessman, bearer of Identity Card RG nº 50.440.294-8, issued by SSP/SP, and enrolled with the CPF/MF under nº 214.996.428-7, to the office of Financial Vice-President and Investor Relations Officer, Mr. Eduardo José Bernardes Neto, Brazilian, married, businessman, bearer of Identity Card RG nº 204273341, issued by SSP/SP, enrolled with the CPF/MF under nº 165.610.978-66, to the office of Vice-President Officer, Celso Guimarães Ferrer Junior, Brazilian, married, economist, bearer of Identity Card RG nº 24982348, issued by SSP/SP, enrolled with the CPF/MF under nº 309.459.748-33, to the office of Vice-President Officer, and Mr. Sergio Quito, Brazilian, married, aeronaut, bearer of Identity Card COMAER/SP nº 327413, enrolled with the CPF/MF under nº 820.327.858-20, to the office of Vice-President Officer, all of them domiciled at Praça Comandante Linneu Gomes, s/n, portaria 3, Jardim Aeroporto, in the city and State of São Paulo, CEP 04626-020, elected for a unified term of office of one (1) year, counted as from this date. The compensation of the members of the Company’s Management shall be duly set at the General Shareholders’ Meeting of the Company. The Executive Officers now elected declared, in accordance with the provisions set forth in Article 37, item II of Law no. 8.934/94 and in article 147, paragraphs 1 and 2 of Law no. 6.404/76, as amended, that they have not been convicted for any of the crimes provided for in the Law or are subject to legal restrictions that would prevent them from exercising business activities; (ii) election of Mr. Antonio Kandir, Brazilian, divorced, engineer, bearer of Identity Card RG nº 4.866.700-6, and enrolled with the CPF/MF under nº 146.229.631-91, domiciled at Praça Comandante Linneu Gomes, s/n, Portaria 3, Prédio 24, parte, in the city and State of São Paulo, CEP 04626-020, as new member of the Financial Policy Committee and of the Risk Policies Committee of the Company, for a term of office to start as from this date until the next Meeting of the Board of Directors in charge of electing the members of the Company’s Committees, to be held on 2017; (iii) the Long-Term Business Plan of the Company, the original copy of which is initialed by the presiding board of this meeting and filed with the head-office of the Company; (iv) inclusion of the Loan Agreement as subject matter of the reimbursement to be made by the Obligors, under the terms of the Reimbursement Agreement. Thus, the obligations arising out of the Loan Agreement shall be subject to the Reimbursement Agreement; (v) entry into the Amendment to the Pledge Agreement, for inclusion of the Loan Agreement as an obligation guaranteed by the Pledge Agreement; (vi) issuance of a Promissory Note; and (vii) ratification of the acts performed by the executive officers and/or attorneys-in-fact of the Company with a view to implement the resolutions approved in items “iv” to “vi”, they being further authorized to negotiate the terms and conditions of the  Amendment to the Pledge Agreement and of the Promissory Note, including, without limitation, the form of payment, interest rate, interest amount, credit amount and waiver of rights; (viii) approval for the execution of an agreement to be entered into between its subsidiary company, GLA and Delta, for the performance of repairs of the engines operated by GLA. The Executive Officers of the Company are since now authorized to perform all the necessary acts, as well as to sign all the documents that may be essential for the compliance with this resolution; and (ix) granting of a personal guarantee by the Company to GAC, its controlled company, in order to guarantee the compliance with its obligations, in its capacity as seller and assignor of certain rights provided for in Purchase Agreement no. 3780, entered into between GAC and BOEING on October 01, 2012, in the Participation Agreement, Assignment and Assumption Agreement, Option Agreement and Predelivery Purchase Agreement Assignment and Delivery Purchase Agreement Assignment referring to Boeing 737-8 aircraft with serial numbers 43986, 43987, 43988, 43989 and 43990, to be executed with AWAS AVIATION TRADING DAC and WAVE FIVE LIMITED, under the terms of item I of article 21 of its Bylaws. VI. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures. Presiding Board: Constantino de Oliveira Junior – Chairman; Richard Freeman Lark Jr. – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Ricardo Constantino, Joaquim Constantino Neto, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo, André Béla Jánszky, Anna Luiza Serwy Constantino and Francis James Leahy Meaney. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, January 31, 2017.

____________________________________ Constantino de Oliveira Junior Chairman	____________________________________ Richard Freeman Lark Jr. Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.